SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated July 7, 2006

Number	Document Description	Document Number	Date of Document
1.	Company House Notice – Return of Allotment of Shares	88(2)	June 29, 2006
2.	Company House Notice – Return of Allotment of Shares	88(2)	June 26, 2006
3.	Company House Notice – Return of Allotment of Shares	88(2)	June 23, 2006
4.	Company House Notice – Return of Allotment of Shares	88(2)	June 16, 2006
5.	Company House Notice – Return of Allotment of Shares	88(2)	June 15, 2006
6.	Company House Notice – Return of Allotment of Shares	88(2)	June 14, 2006

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC File No. 82-34751

88(2)

Return of Allotment of Shares

RECEIVED
2006 JUL 14 P 2:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHFPO83

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	29	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	125,982		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	24.75p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited A/C HGCF Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 125,982
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 125,982

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 5 July 2006

A director / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/9518 Tel: 01903 833874
DX number DX exchange

[redacted] COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC File No. 82-34751

88(2)

Return of Allotment of Shares

RECEIVED
2006 JUL 14 P 2 44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHFP083

Company Number	3299608
Company name in full	ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	26	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	40,861		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	24.75p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

resses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Desig:- HGCF / Part ID:- 601	Class of shares allotted	Number allotted
Address Capstan House, One Clove Crescent	Ordinary	40,861
East India Dock		
London		
UK Postcode E1 4 2BH		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	40,861
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 5 July 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver.~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/RW/9455 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC File No. 82-34751

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	23	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	14,934		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	25p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Greenwood Nominees Limited Desig:-NONCFM / Part ID:-142GW	Class of shares allotted	Number allotted
Address	20 Moorgate	Ordinary	10,667
	LONDON		
	UK Postcode EC2R 6DA		
Name	Mr Riley West Jnr	Class of shares allotted	Number allotted
Address	6300 Timber Creek Lane	Ordinary	4,267
	Wilmington NC		
	28411 USA		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address		TOTAL	14,934
	UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 5 July 2001

A director / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/RW/9456 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC File No. 82-34751

88(2)

Return of Allotment of Shares

2006 JUL 14 P 2:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHFPO83

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	25,000		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	24.75p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Part ID: 601 Designation: HGCF Address Capstan House, One Clove Crescent East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 25,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 25,000

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 5 July 2006

A ~~director / secretary /~~ administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/RW/9315 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC File No. 82-34751

88(2)

Return of Allotment of Shares

RECEIVED

2006 JUL 14 P 2:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHFP083

Company Number	3299608
Company name in full	ELEMENTIS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	15	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	57,358	36,000	25,000
Nominal value of each share	5p	5p	5p
Amount (if any) paid or due on each share *(including any share premium)*	69.50p	29.00p	24.75p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Desig:-HGCF / Part ID:-601 Address Capstan House, One Clove Crescent, East India Dock UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 118,358
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **118,358**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 5 JULY 2001

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./AL/9281 Tel: 01903 833250
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC File No. 82-34751

88(2)

RECEIVED
2006 JUL 14 P 2:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFP083

Company Number	3299608
Company name in full	ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	9,578		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	25.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

ımes and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allo.	
Name	Greenwood Nominees Limited Desig:-NONCFM / Part ID:-142GW	Class of shares allotted	Number allotted
Address	20 Moorgate	Ordinary	9,578
	LONDON		
	UK Postcode E C 2 R 6 D A		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**9,578**
	UK Postcode		

Please enter ~~the number of~~ continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 5 July 2006

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./AL/9254 Tel: 01903 833250
DX number DX exchange